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                                                                   EXHIBIT 3.1.1

                           CERTIFICATE OF AMENDMENT TO
                              AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION OF
                             LYNX THERAPEUTICS, INC.

         Lynx Therapeutics, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

         FIRST:   The name of the Corporation is Lynx Therapeutics, Inc.

         SECOND: The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 18, 1992 under the name of Applied Genomics Incorporated.

         THIRD:   The Board of Directors of the Corporation, acting in
accordance with the provision of Sections 141 and 242 of the General Corporation Law of the State of Delaware adopted resolutions to amend the first paragraph of
Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

         "This Corporation is authorized to issue two classes of stock to be designated, respectively, "Preferred Stock" and "Common Stock." The total number of shares that the Corporation is authorized to issue is Sixty-two million (62,000,000) shares. Sixty million (60,000,000) shares shall be Common Stock, par value one cent ($.01) per share (the "Common Stock") and Two million (2,000,000) shares shall be Preferred Stock, par value one cent ($.01) per share (the "Preferred Stock"). Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each seven
         (7) shares of the Corporation's Common Stock, par value one cent ($.01) per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value one cent ($.01) per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder's fractional share based upon the closing sales price of the Corporation's Common Stock as reported on The Nasdaq National Market as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware."

         FOURTH: This Certificate of Amendment to Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of the stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law. The total number of outstanding shares entitled to vote or consent to this Amendment was 30,491,073 shares of Common Stock. A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment to Amended and Restated Certificate of Incorporation. The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

         IN WITNESS WHEREOF, Lynx Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of January 15, 2003.

                                                   LYNX THERAPEUTICS, INC.

                                                   /s/ Kevin P. Corcoran
                                                   -----------------------------
                                                   Kevin P. Corcoran
                                                   Chief Executive Officer